Exhibit 4.15

DESCRIPTION OF CAPITAL STOCK
OF CBL & ASSOCIATES PROPERTIES, INC. (the “Company”)

The following is a brief description of the securities of CBL & Associates Properties, Inc. (the “Company” or “we,” “us” or “our”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary description of our capital stock is not complete and for a more detailed description of these securities, you should refer to the applicable provisions of our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), as amended, as supplemented by (i) the Second Amended and Restated Certificate of Designations dated October 14, 2010 (the “Series D Certificate of Designation”), relating to our 7.375% Series D Cumulative Redeemable Preferred Stock (the “Series D Preferred Stock”) and (ii) the Certificate of Designations dated October 1, 2012 (the “Series E Certificate of Designation”), relating to our 6.625% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”), and our Third Amended and Restated Bylaws, as amended (“Bylaws”), each of which has been filed as exhibits to the periodic reports we file with the Securities and Exchange Commission (the “SEC”), as well as to applicable provisions of the laws of the State of Delaware, our state of incorporation, including without limitation the Delaware General Corporation Law (“DGCL”).

General

Under our Certificate of Incorporation, we have authority to issue 365,000,000 shares of all classes of capital stock, consisting of 350,000,000 shares of common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.01 per share. Under Delaware law, holders of both our common stock and our preferred stock generally are not responsible for our debts or obligations.

Our common stock is listed on the New York Stock Exchange under the symbol “CBL.” Our depositary shares representing 1/10th of a share of our Series D Preferred Stock are listed on the New York Stock Exchange under the symbol “CBLprD.” Our depositary shares representing 1/10th of a share of our Series E Preferred Stock are listed on the New York Stock Exchange under the symbol “CBLprE.”

Pursuant to rights granted to us and the other limited partners in the partnership agreement of CBL & Associates Limited Partnership (our “Operating Partnership”), each of the limited partners may, subject to certain conditions, exchange its limited partnership interests in the Operating Partnership for shares of our common stock or their cash equivalent, at the Company’s election.

Description of Preferred Stock

Subject to the limitations prescribed by our Certificate of Incorporation, our Board of Directors is authorized to fix the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of each series and the qualifications, limitations and restrictions thereof, all without any further vote or action by our stockholders. In particular, the Board of Directors may determine for each such series any dividend rate, the date, if any, on which dividends will accumulate, the dates, if any, on which dividends will be payable, any redemption rights of such series, any sinking fund provisions, liquidation rights and preferences, and any conversion rights and voting rights. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. Also, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock.

Our outstanding Series D Preferred Stock and Series E Preferred Stock is, and any additional preferred stock that we may issue in the future will be, when issued, fully paid and non-assessable and, like our outstanding shares of Series D Preferred Stock and Series E Preferred Stock (unless otherwise provided in the applicable preferred stock designations), will have no preemptive rights. Both our preferred stock and our common stock are subject to certain ownership restrictions designed to help us maintain our qualification as a REIT under the Internal Revenue Code, which are described below under “Description of Common Stock - Restrictions on Transfer.”

Series D Preferred Stock

On December 13, 2004, we issued 7,000,000 depositary shares in an underwritten public offering, each representing one-tenth of a share of our Series D Preferred Stock. In March 2010, we completed an underwritten public offering resulting in the issuance of an additional 6,300,000 depositary shares, each representing 1/10th of a share of our Series D Preferred Stock, and in October 2010, we completed an underwritten public offering resulting in the issuance of an additional 4,850,000 depositary shares, each representing 1/10th of a share of our Series D Preferred Stock. Accordingly, as of March 31, 2018 there are outstanding a total of 18,150,000 depositary shares, each representing 1/10th of a share of our Series D Preferred Stock.  The Series D Preferred Stock ranks on parity with the Series E Preferred Stock as to dividends and rights upon liquidation, dissolution or winding up of the Company.

The Series D Preferred Stock has a liquidation preference of $250.00 per share ($25.00 per depositary share), plus an amount equal to any accrued and unpaid dividends (whether or not declared) on the date of any such liquidation payment. Dividends on the Series D Preferred Stock are cumulative, accrue from the date of issuance and are payable quarterly in arrears at a rate of $18.4375 per share ($1.84375 per depositary share) per annum. We generally must be current in our dividend payments on the Series D Preferred Stock in order to pay dividends on our common stock.

The Series D Preferred Stock has no voting rights, other than limited voting rights concerning (i) certain changes to our Certificate of Incorporation (including certain amendments to the terms of the Series D Preferred Stock) creating or increasing authorized capital stock with dividend and/or liquidation rights senior to the Series D Preferred Stock, or otherwise materially and adversely affecting any right, preference, privilege or voting power of the Series D Preferred Stock or its holders (which would require approval by two-thirds of the outstanding shares of Series D Preferred Stock, voting as a single class with the outstanding shares of any other class or series of parity preferred), or (ii) the election of additional directors in the event of certain preferred dividend arrearages (which would require approval by a majority of the outstanding shares of Series D Preferred Stock, voting as a single class with the outstanding shares of any other class or series of parity preferred).

The Series D Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, and is not convertible or exchangeable into any other securities of the Company. The Series D Preferred Stock could not be redeemed by the Company prior to December 13, 2009, except under limited circumstances as prescribed in our Certificate of Incorporation in order to preserve our qualification as a REIT, as discussed below under “Restrictions on Transfer.” Since that date, the Company generally has had the right to redeem the shares, in whole or in part, at any time for a cash redemption price of $250.00 per share ($25.00 per depositary share) plus accrued and unpaid dividends up to and including the date fixed for redemption, subject to a requirement that, unless full cumulative dividends on all Series D Preferred Stock shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash set apart for payment for all past dividend periods and the then current dividend period, no Series D Preferred Stock shall be redeemed unless all outstanding shares of Series D Preferred Stock are simultaneously redeemed. Additionally, in the event of such a dividend arrearage, we may not purchase or otherwise acquire directly or indirectly any shares of Series D Preferred Stock (except by exchange for shares of our capital stock ranking junior to the Series D Preferred Stock as to dividends and amounts upon liquidation), other than as described below under “Restrictions on Transfer” or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Stock.

Series E Preferred Stock

On October 5, 2012, we issued 6,900,000 depositary shares in an underwritten public offering, each representing one-tenth of a share of our Series E Preferred Stock. The Series E Preferred Stock ranks on parity with the Series D Preferred Stock as to dividends and rights upon liquidation, dissolution or winding up of the Company.

The Series E Preferred Stock has a liquidation preference of $250.00 per share ($25.00 per depositary share), plus an amount equal to any accrued and unpaid dividends (whether or not declared) on the date of any such liquidation payment. Dividends on the Series E Preferred Stock are cumulative, accrue from the date of issuance and are payable quarterly in arrears at a rate of $16.5625 per share ($1.65625 per depositary share) per annum. We generally must be current in our dividend payments on the Series E Preferred Stock in order to pay dividends on our common stock.

The Series E Preferred Stock has no voting rights, other than limited voting rights concerning (i) certain changes to our Certificate of Incorporation (including certain amendments to the terms of the Series E Preferred Stock) creating or increasing authorized capital stock with dividend and/or liquidation rights senior to the Series E Preferred Stock, or otherwise materially and adversely affecting any right, preference, privilege or voting power of the Series E Preferred Stock or its holders (which would require approval by two-thirds of the outstanding shares of Series E Preferred Stock, voting as a single class with the outstanding shares of any other class or series of parity preferred), or (ii) the election of additional directors in the event of certain preferred dividend arrearages (which would require approval by a majority of the outstanding shares of Series E Preferred Stock, voting as a single class with the outstanding shares of any other class or series of parity preferred).

The Series E Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, and, except as described below under “Conversion Rights,” is not convertible into any other securities of the Company. The Series E Preferred Stock could not be redeemed by the Company prior to October 5, 2017, except under limited circumstances as prescribed in our Certificate of Incorporation in order to preserve our qualification as a REIT, as discussed below under “Restrictions on Transfer.” In addition, upon the occurrence of a Change of Control (as defined below), we could, at our option, redeem all or a portion of the depositary shares, within 120 days after the first date on which such Change of Control occurred, at $25.00 per depositary share plus all accrued and unpaid dividends to, but not including, the date of redemption. Since October 5, 2017, we generally have had the right, at our option, to redeem the outstanding Series E Preferred Stock, in whole or in part, at any time for a cash redemption price of $250.00 per share ($25.00 per depositary share) plus accrued and unpaid dividends to, but not including, the date fixed for redemption, subject to a requirement that, unless full cumulative dividends on all Series E Preferred Stock shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash set apart for payment for all past dividend periods and the then current dividend period, no Series E Preferred Stock shall be redeemed unless all outstanding shares of Series E Preferred Stock are simultaneously redeemed. Additionally, in the event of such a dividend arrearage, we may not purchase or otherwise acquire directly or indirectly any shares of Series E Preferred Stock (except by exchange for shares of our capital stock ranking junior to the Series E Preferred Stock as to dividends and amounts upon liquidation), other than as described below under “Restrictions on Transfer” or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock.

Conversion Rights

A “Change of Control” for purposes of the conversion rights described below for our Series E Preferred Stock is when the following have occurred and are continuing:

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the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

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following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or depositary receipts representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed on an exchange that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Upon the occurrence of a Change of Control, each holder of depositary shares representing interests in our Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined below), we have provided notice of our election to redeem the depositary shares) to direct the depositary, on such holder’s behalf, to convert some or all of the shares of Series E Preferred Stock underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per depositary share to be converted (the “Common Share Conversion Consideration”) equal to the lesser of:

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the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a dividend payment on the Series E Preferred Stock underlying the depositary shares and on or prior to the corresponding dividend payment date on the Series E Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Share Price (as defined below); and

•	2.3137 (i.e., the Share Cap).

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of shares of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control conversion right in respect of the depositary shares representing Series E Preferred Stock will not exceed 15,964,530 shares of our common stock (or the equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap, and shall be increased on a pro rata basis with respect to any additional shares of Series E Preferred Stock designated and authorized for issuance pursuant to any subsequent certificate of designations.

In the case of a Change of Control pursuant to which our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of depositary shares will receive upon conversion of shares of Series E Preferred Stock underlying the depositary shares the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of our shares of common stock equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of shares of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that each of the holders of the depositary shares will receive will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

We will not issue fractional shares of common stock upon the conversion of the depositary shares. Instead, we will pay the cash value of such fractional shares. Within 15 days following the occurrence of a Change of Control, we will provide to holders of depositary shares, unless we have provided notice of our intention to redeem all of the shares of the Series E Preferred Stock in accordance with their terms, a notice of occurrence of the Change of Control that describes the resulting Change of Control conversion right and provides additional prescribed information concerning the exercise of their Change of Control conversion right.

For these purposes, the “Change of Control Conversion Date” is the date the depositary shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice of occurrence of a Change of Control as described above to the holders of depositary shares. The “Common Share Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of our common stock is solely cash; and (ii) the average of the closing prices for our common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our common stock is other than solely cash.

Holders of depositary shares representing Series E Preferred Stock may withdraw any notice of exercise of a Change of Control conversion right (in whole or in part) by a written notice of withdrawal containing prescribed information, delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. Depositary shares as to which the Change of Control conversion right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control conversion right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided notice of our election to redeem such depositary shares. If we elect to redeem depositary shares that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such depositary shares will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per depositary share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date. Additionally, notwithstanding the foregoing, holders of depositary shares representing Series E Preferred Stock generally will not have any right to convert such shares into shares of our common stock to the extent such conversion would cause such holder (or any other person) to violate the ownership limit contained in our Certificate of Incorporation, which is intended to preserve our status as a REIT.

Description of Common Stock

Voting Rights and Election of Directors

Holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or as provided in our Certificate of Incorporation, the holders of those shares exclusively possess all voting power. Under our Certificate of Incorporation, directors are elected by the affirmative vote of the holders of a plurality of the shares of the common stock present or represented at the annual meeting of stockholders. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors. Since our 2014 Annual Meeting, following the declassification of our Board of Directors as approved by our stockholders, directors have been elected annually. Any further change to this provision of our Certificate of Incorporation would require approval by a 66 2/3% vote of our outstanding voting stock.

Additionally, in 2014 our Board of Directors amended our Corporate Governance Guidelines to implement a majority voting policy which provides that a director who is nominated in an uncontested election, and who receives a greater number of votes “withheld” from his or her election than votes “for” such election, is required to immediately tender his or her resignation to the Board of Directors for consideration. The Board’s Nominating/Corporate Governance Committee will then make a recommendation to our Board of Directors on whether to accept or reject the resignation, which the Board will consider and publicly disclose its decision to either accept or reject the resignation within 90 days from the date of certification of the election results. A director whose resignation is being considered will not participate in the recommendation of the Nominating/Corporate Governance Committee or the decision of the Board of Directors.

Dividend and Liquidation Rights

Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to dividends which may be declared from time to time by our Board of Directors from funds which are legally available, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to the holders of common stock. Holders of common stock are not entitled to any preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable.

Limitation of Liability of Directors

Our Certificate of Incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) pursuant to Section 174 of the DGCL (regarding certain unlawful distributions); or (iv) for any transaction from which the director derived an improper personal benefit.

While our Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our Certificate of Incorporation described above apply to our officers only if the respective officer is also one of our directors and is acting in his or her capacity as director, and do not apply to our officers who are not directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our officers and directors. The indemnification agreements require, among other things, that we indemnify our officers and directors to the fullest extent permitted by law, and advance to our officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We must also indemnify and advance all expenses incurred by officers and directors who are successful in seeking to enforce their rights under the indemnification agreements, and cover officers and directors under our directors’ and officers’ liability insurance, provided that such insurance is commercially available at reasonable expense. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in our Certificate of Incorporation and Bylaws, it provides greater assurance to directors and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by our Board of Directors or by the stockholders to eliminate the rights it provides.

Forum Selection Bylaw

Our Bylaws include a forum selection provision which provides that, unless the Company consents in writing to the selection of an alternative forum, a state or Federal court located within the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine, subject, however, in each case to the court having personal jurisdiction over the indispensable parties named as defendants therein. Such Bylaw also provides that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of such Bylaw.

Other Provisions of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

Director Removal. Our Certificate of Incorporation provides that, subject to the right of holders of any series of Preferred Stock separately entitled to elect one or more directors, if any such right has been granted, directors may be removed with or without cause but only by the affirmative vote of the holders of 75% of the then outstanding shares entitled to vote in the election of directors, voting together as a single class (which vote also would be required to approve any change to this provision of our Certificate of Incorporation).

Advance Notice Requirements. Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the Board of Directors, or by a stockholder who has complied with (i) the advance notice procedures by giving timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected or (ii) the proxy access provisions described below under “-Proxy Access.” The only business that may be conducted at a meeting is business that has been brought before the meeting by or at the direction of the Board of Directors or by a stockholder who has given timely written notice containing specified information to the Secretary of the stockholder's intention to bring the business before the meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting date. The notice also must contain certain information specified in the Bylaws in order to allow for full consideration by the Board of Directors and stockholders of issues relevant to (A) the qualifications of any stockholder-nominated candidate to serve as a director of the Company, (B) the status of any person introducing such director nomination or other business as a stockholder of the Company entitled to do so and qualified to vote on the matter and (C) any relationships between the stockholder proponent and any director nominee, or any direct or indirect interests that the proponent may have in the proposed business.

Proxy Access. Our Bylaws also permit a stockholder, or group of up to 20 stockholders, owning at least three percent of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials for our annual meeting of stockholders director nominees constituting up to the greater of two nominees or 25% of the number of directors on our Board of Directors which, at such time, the common stockholders are entitled to elect. The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in our Bylaws. In general, we must receive written notice of a nomination pursuant to the proxy access provisions of our Bylaws no earlier than 150 days and no later than 120 days prior to the first anniversary of the date that we first mailed our proxy statement for the previous year's annual meeting of stockholders, in order for the notice to be timely. The notice must contain certain information specified in our Bylaws.

Written Consent of Stockholders and Calling of Special Meetings. Our Certificate of Incorporation, as well as our Bylaws, require all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting and do not permit action by stockholder consent. This provisions of our Certificate of Incorporation may be amended only by a vote of 80% of the outstanding voting stock.  Our Bylaws provide that a special meeting may be called by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Company would have if there were no vacancies (the “Whole Board”) and shall be called by the Chairman of the Board, the Chief Executive Officer or the President at the request of the holders of 25% of the outstanding shares of the Company entitled to vote.

Bylaw Amendments. Amending our Bylaws requires either the approval of our Board of Directors or the vote of 66 2/3% of our outstanding voting stock.

Delaware Anti-Takeover Statute

We are a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a company’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with us for three years following the date that person becomes an interested stockholder unless:

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before that person became an interested holder, our Board of Directors either approved the transaction in which the interested holder became an interested stockholder or approved the business combination,

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upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or

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simultaneously with or following the transaction in which that person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving us and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of directors then in office

Operating Partnership Distributions Fund Dividends on Common Stock and Preferred Stock

Because the Company conducts substantially all of its operations through our Operating Partnership, our ability to service our debt obligations, as well as our ability to pay dividends on our common and preferred stock depends almost entirely upon the earnings and cash flows of the Operating Partnership and the ability of the Operating Partnership to make distributions to the Company on our ownership interests in the Operating Partnership. Under the Delaware Revised Uniform Limited Partnership Act, the Operating Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Operating Partnership (other than some non-recourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the Operating Partnership.  Further, the existence of (i) any dividend arrearage with respect to our outstanding shares of preferred stock (and the underlying Preferred Units of the Operating Partnership) or (ii) any shortfall in the minimum distributions required to be made with respect to the Operating Partnership’s outstanding Series S Special Common Units, Series L Special Common Units and Series K Special Common Units as provided in the Operating Partnership Agreement (collectively, an “SCU Distribution Shortfall”), will effectively preclude the Operating Partnership from paying any distributions to holders of its Common Units (including distributions with respect to Common Units held by the Company, which fund our common stock dividend) until any such preferred dividend arrearage and/or any such SCU Distribution Shortfall have been satisfied through the cash payment of all accumulated amounts due to the holders of such securities.

Restrictions on Transfer

For us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of our gross income must be from particular activities.

To ensure that we remain a qualified REIT, our Certificate of Incorporation contains provisions, collectively referred to as the ownership limit provision, restricting the acquisition of shares of our capital stock. The affirmative vote of 66 2/3% of our outstanding voting stock is required to amend this provision.

The ownership limit provision provides that, subject to certain exceptions specified in our Certificate of Incorporation:

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No person (other than Charles Lebovitz, members of the Richard Jacobs Group (as defined), members of the David Jacobs Group (as defined) and their respective affiliates under the applicable attribution rules of the Internal Revenue Code) may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 6% of the value of our outstanding capital stock.

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Subject to certain restrictions, Charles Lebovitz and his respective affiliates (as defined under the applicable attribution rules of the Internal Revenue Code) may own beneficially or constructively in the aggregate up to 25.4% of the value of the outstanding shares of our capital stock.

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Subject to certain restrictions, of the group comprised of Richard Jacobs and his respective affiliates and David Jacobs and his respective affiliates (in each case, as defined under the applicable attribution rules of the Internal Revenue Code), any individual person (that is, any person who is treated as an individual for purposes of Section 542(a)(2) of the Internal Revenue Code) may own beneficially or constructively in the aggregate up to 13.9% of the value of the outstanding shares of our capital stock.

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Subject to certain restrictions, any two individuals of the group comprised of Richard Jacobs and his respective affiliates or of the group comprised of David Jacobs and his respective affiliates may own beneficially or constructively in the aggregate up to 19.9% of the value of the outstanding shares of our capital stock. The group comprised of Richard Jacobs and his respective affiliates and the group comprised of David Jacobs and his respective affiliates, in the aggregate, is also limited to owning, in the aggregate, up to 19.9% of the value of the outstanding shares of our capital stock.

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Subject to certain restrictions, the overall group composed of Charles Lebovitz and his respective affiliates, Richard Jacobs and his respective affiliates and David Jacobs and his respective affiliates, may own beneficially or constructively in the aggregate up to 37.99% of the value of the outstanding shares of our capital stock.

The ownership limit is the percentage limitation on ownership applicable to any given person or group pursuant to the ownership limit provisions described above.

Our Board of Directors may, subject to certain conditions, waive the applicable ownership limit upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel to the effect that such ownership will not jeopardize our status as a REIT. The ownership limit provision will cease to apply only if both our Board of Directors and the holders of a majority of our outstanding voting stock vote to approve the termination of our status as a REIT.

Any issuance or transfer of capital stock to any person (A) in excess of the applicable ownership limit, (B) which would cause us to be beneficially owned by fewer than 100 persons or (C) which would result in the Company being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, will be null and void and the intended transferee will acquire no rights to the stock. Our Certificate of Incorporation provides that any acquisition and continued holding or ownership of our capital stock constitutes a continuous representation of compliance with the applicable ownership limit by the beneficial or constructive owner of such stock.

Any purported transfer or other event that would, if effective, violate the ownership limit or cause the Company to be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, will be deemed void ab initio with respect to that number of shares of our capital stock that would be owned by the transferee in excess of the applicable ownership limit provision. Such shares would automatically be transferred to a trust, the trustee of which would be designated by us but would not be affiliated with us or with the party prohibited from owning such shares by the ownership limit provision. The trust would be for the exclusive benefit of a charitable beneficiary to be designated by us.

Any shares so held in trust will be issued and outstanding shares of our capital stock, entitled to the same rights and privileges as all other issued and outstanding shares of capital stock of the same class and series. All dividends and other distributions paid by us with respect to the shares held in trust will be held by the trustee for the benefit of the designated charitable beneficiary. The trustee will have the power to vote all shares held in trust from and after the date the shares are deemed to be transferred into trust. The prohibited owner will be required to repay any dividends or other distributions received by it which are attributable to the shares held in trust if the record date for such dividends or distributions was on or after the date those shares were transferred to the trust. We can take all measures we deem necessary in order to recover such amounts, including, if necessary, withholding any portion of future dividends payable on other shares of our capital stock held by such prohibited owner.

The trustee will have the exclusive right to designate a permitted transferee to acquire the shares held in trust without violating the applicable ownership limitations for an amount equal to the fair market value (determined at the time of transfer to this permitted transferee) of those shares. The trustee will pay to the aforementioned prohibited owner the lesser of: (a) the value of the shares at the time they were transferred to the trust and (b) the price received by the trustee from the sale of such shares to the permitted transferee. The excess (if any) of (x) the sale proceeds from the transfer to the permitted transferee over (y) the amount paid to the prohibited owner, will be distributed to the charitable beneficiary.

We or our designee will have the right to purchase any shares-in-trust, within a limited period of time, at a price per share equal to the lesser of (i) the price per share in the transaction that created such shares-in-trust and (ii) the market price per share on the date we, or our designee, exercise such right to purchase such shares-in-trust.

The ownership limit provision will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the ownership limit would require an amendment to our Certificate of Incorporation. Such an amendment would require a 66 2/3% vote of the outstanding voting stock. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of the Company without the approval of our Board of Directors.

All certificates representing shares of any class of stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or such other percentage as may be required by the Treasury Regulations promulgated under the Internal Revenue Code) of the value of our outstanding shares of capital stock must file an affidavit with us containing the information specified in our Certificate of Incorporation before January 30 of each year. In addition, each stockholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of capital stock as our Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.